FILED PURSUANT TO RULE 424(B)(3)
                                     REGISTRATION STATEMENT NO. 333-45204

===========================================================================

Prospectus
September 12, 2000


                                  CLICKACTION
                                 716,646 SHARES
                                 COMMON STOCK
              OFFERED BY CERTAIN SELLING STOCKHOLDERS


The Selling Stockholders:

     The selling stockholders identified in this prospectus are offering up to 716,646 shares of our common stock. We sold the shares to the selling stockholders on June 8, 2000, June 9, 2000, June 15, 2000, June 18, 2000, June 26, 2000, June 29, 2000 and July 6, 2000 in a series of private transactions.
We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 15.

Trading Market:

Our common stock is listed on the Nasdaq National Market under the symbol "CLAC." On August 31, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $13.00.

Risks:

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

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The shares offered or sold under this prospectus have not been approved by the
Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                              TABLE OF CONTENTS
                                                                         Page
Prospectus Summary                                                          3
Selected Financial Data                                                     4
Risk Factors                                                                5
Special Note Regarding Forward-Looking Statements                          13
Where You Can Get More Information                                         13
Use Of Proceeds                                                            14
Selling Stockholders                                                       14
Plan Of Distribution                                                       15
Legal Matters                                                              17
Experts                                                                    17

                             PROSPECTUS SUMMARY

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with infor-mation different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

The following is a short summary of our business. You should carefully read the "Risk Factors" section of this prospectus and our Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1999 for more information on our business and the risks involved in investing in our stock. In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Our actual results could differ materially from our expectations. Factors that could cause or contribute to such differences are discussed in "Risk Factors" below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report.

We are a leading provider of permission-based email relationship management, or ERM, products and services that enable businesses to develop and enhance one-to-one customer relationships through targeted email marketing campaigns. Our ERM solution is permission-based, which means that our clients send emails only to customers and potential customers who have provided their email addresses and explicitly asked to receive information on specific subjects, brands, services or products. Our clients typically use our ERM solution to send content rich emails that inform these customers about new products, sales and promotions, specified items of interest and corporate events.

Our ERM solution also allows our clients to collect and profile customer data and, based on this information, personalize their permission-based email marketing campaigns. Because our clients are provided with real-time access to the results of each email marketing campaign, they can easily test the effectiveness of each promotion prior to full-scale deployment and they can make adjustments to increase the response rate of future email marketing campaigns. Since implementing our email marketing strategy in August 1999, we have developed and executed thousands of email marketing campaigns for over 200 clients, including Nabisco and Sarah Lee.

Since our incorporation in 1986, we have also offered a desktop software product line consisting of a family of desktop software applications specifically tailored to address the sales and marketing needs of small businesses and home offices. Our desktop products provide users with powerful, easy-to-learn and easy-to-use tools for mail list management, postage savings and the creation of brochures, stationery and postcards. Revenues generated from our sale of desktop software products represented 94.9%, 75.5% and 70.3% of our total revenues for the year ended December 31, 1999, the six months June 30, 2000 and the three months ended June 30, 2000, respectively. We expect this percentage to continue to decrease as the revenues from our ERM business increases at a higher rate.

We are a Delaware corporation. Our principal offices are located at 2197 East Bayshore Road, Palo Alto, CA 94303, and our telephone number is
(650) 473-3600. In this prospectus, "ClickAction," "we" and "our" refer to ClickAction Inc. unless the context otherwise requires.

                          SELECTED FINANCIAL DATA

The following selected financial data has been adjusted to reflect a two- for-one stock spilt, effected in the form of a stock dividend to all holders of our common stock on April 20, 2000.


                      ClickAction Inc. and Subsidiary
                    Consolidated Statements of Operations

                                               Years Ended December 31,
                                  ---------------------------------------------
                                     1999              1998            1997
                                  -------------   -------------   --------------
                                       (in thousands, except per share data)
Net revenues                      $ 21,264,986      $ 15,044,637   $ 12,353,090
Cost of revenues                     6,046,300         4,200,746      5,737,570
                                  ------------      ------------   ------------
Gross profit                        15,218,686        10,843,891      6,615,520
                                  ------------      ------------   -------------

Operating expenses:
  Product development                3,442,070         1,997,355      2,221,712
  Sales and marketing               10,776,215         6,149,935      6,356,201
  General and administrative         3,206,298         2,678,934      2,190,461
  Restructuring charge                     ---               ---        193,000
  Merger-related expense               231,674               ---           ---
                                   -----------       -----------   ------------
  Total operating expenses          17,656,257        10,826,224     10,961,374
                                   -----------       -----------   ------------


  Operating (loss) income           (2,437,571)           17,667     (4,345,854)

Interest income                        232,920           238,860        309,240

(Loss) income before income
taxes                               (2,204,651)          256,527     (4,036,614)

Income tax expense                      18,641            36,627           ---
                                  -------------     -------------  -------------
Net (loss) income                 $ (2,223,292)     $    219,900   $ (4,036,614)
                                  =============     =============  ============

Basic net (loss) income
per share                         $    (0.22)       $      0.02    $     (0.47)
                                 ==============     ============   ============

Shares used in computing basic
net (loss) income per share        10,022,390         9,306,040       8,575,796
                                 =============       ===========   ===========

Diluted net (loss) income
per share                         $    (0.22)        $     0.02    $     (0.47)
                                 =============       ===========   ============

Shares used in computing
diluted net (loss) income
per share                         10,022,390         10,151,430       8,575,796
                                 =============       ==========     ===========


                                 RISK FACTORS

You should carefully consider the following risk factors, and all other information contained and incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

          Risks Related to our Email Relationship Management Business

Our business and future prospects are difficult to evaluate because we have a limited operating history in email marketing.

Following our acquisition of MarketHome in August 1999, we shifted our strategic focus to Web-based email marketing products and services. During the six months ended June 30, 2000, only 24.5% of our total revenues were derived from the licensing of our email relationship management software and the sale of related services. Therefore, we have a limited operating history in email marketing upon which you can evaluate our business and future prospects. In addition, our management does not have past experience in email marketing. Together, these influences make predicting our future operating results difficult.

If email marketing is not widely accepted or if use of the Internet by consumers does not continue to grow, there will be a decreased demand for our email marketing products and services and our business will suffer as a result.

The market for email marketing products and services is new and rapidly evolving. If email marketing does not gain widespread acceptance as a means of marketing to, and communicating with, consumers, our business will suffer. Businesses that have relied upon traditional means of attracting new customers and maintaining customer relationships may not accept, or may be slow in accepting, our email marketing products and services because:

  * they have already invested substantial resources in other more traditional methods of marketing and communicating;

  * they have allocated a limited portion of their marketing budgets to email marketing;

  * they may find email marketing to be less effective for promoting their products and services;

  * their customers may have concerns about security and privacy on the Internet or confuse our permission-based emails with unsolicited emails; or

  * the effectiveness of email marketing may diminish significantly if the volume of direct marketing email results in a negative reaction from consumers.

Our success also depends on the growth and acceptance of the Internet as a medium for executing transactions. If consumers do not continue to purchase products online, then the market for our email marketing solution may disappear. If that happens, or if the number of business-to-consumer electronic commerce transactions grows more slowly than we anticipate, our business would suffer.

Our business will be harmed if we fail to meet the demands of our email marketing clients.

The success of our email marketing business depends to a significant extent on our ability to provide satisfactory services to our clients, meet their demands and maintain an infrastructure capable of handling, without interruption, the volume of emails resulting from our clients' email marketing campaigns.

The success of our email marketing business also depends on our ability to successfully deliver emails over the Internet. Software programs exist that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by Web users would significantly undermine the commercial viability of Internet advertising and marketing. The failure to deliver email messages for our clients in an effective and consistent manner may cause our clients to discontinue their use of our email campaign services. In addition, because we provide our clients with a 100% service guarantee, if our clients are not completely satisfied with our service we may be required to refund the delivery fees paid by dissatisfied clients or resend an email marketing campaign at our own expense. If these refunds are large in amount, our business and financial results could be adversely affected.

Unplanned system interruptions and capacity constraints could disrupt our business and damage our reputation.

We must offer clients reliable, secure and continuous service to attract and retain clients and persuade them to increase their reliance on our email marketing solution. As the volume of emails generated by our clients increases, we must continuously upgrade and enhance our technical infrastructure to accommodate the increased demands placed on our systems. Our operations also depend in part on our ability to protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, unauthorized user access or hacker attacks, physical break-ins and similar events. Any interruption or decrease in response time of our email marketing services could damage our reputation, reduce customer satisfaction and decrease usage of our services.

If our system security is breached, our business and reputation could suffer.

A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Any breach in our online security could result in liability to our customers, damage to our reputation and harm to our business. Our servers are vulnerable to computer viruses or software programs that disable or impair computers, physical or electronic break-ins and similar disruptions, which could lead to loss of data. We may need to spend significant resources to license technologies to protect against security breaches or to address problems caused by a security breach.

Increasing governmental regulation of electronic commerce and legal uncertainties could decrease demand for our email marketing service or increase our cost of doing business.

We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to privacy and electronic commerce. Although there are currently few of these laws and regulations, state, federal and foreign governments may adopt more of these laws and regulations. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise harm our business. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding:

  * the pricing and taxation of goods and services offered over the Internet;

  * intellectual property ownership; and

  * the characteristics and quality of products and services offered over the Internet.

It is also uncertain as to how existing laws may be applied to the Internet in areas such as property ownership, copyright, trademark and trade secrets. The recent growth of Internet commerce has been attributed by some to the lack of sales and value-added taxes on interstate sales of goods and services over the Internet. Numerous state and local authorities have expressed a desire to impose such taxes on sales to consumers and businesses in their jurisdictions. The Internet Tax Freedom Act of 1998 prevents imposition of such taxes through October 2001. If the federal moratorium on state and local taxes on Internet sales is not renewed, or if it is terminated before its expiration, sales of goods and services over the Internet could be subject to multiple overlapping tax schemes, which could substantially hinder the growth of Internet commerce, including the use of our email marketing solution.

The Internet generates privacy concerns which could result in market perceptions or legislation which could harm our business, result in reduced sales of our services, or both.

We gather and maintain data related to consumers' buying behavior. Recently, lawsuits have been brought alleging, among other things, that at least one company, which combines information from online and other sources regarding users, has improperly collected and used information concerning Internet users in violation of federal electronics privacy statutes and other privacy laws. The United States Federal Trade Commission has launched an informal inquiry to determine whether that company has engaged in unfair or deceptive practices in collecting and maintaining information concerning Internet users. While we believe the "opt-in" nature of the user profiles that we create do not raise these issues, we may be sued or investigated regarding our practices. Any similar legal actions, whether against us or others, could limit our ability to sell our email marketing services or otherwise seriously harm our business.

Privacy concerns may cause consumers who use the Internet to decide not to opt in to receive emails and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our email marketing services. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify users that the data captured after visiting Web sites may be used to direct product promotions and advertising to that user. For example, the European Union recently enacted its own privacy regulations that may result in limits on the collection and use of some user information. The United States and other countries may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business could be harmed.

We may be exposed to liability for information displayed on our customers' Web sites or within their marketing partners' Web sites or email messages.

Because our email marketing services often require us to provide a connection to the Web sites of our customers and their marketing partners, we may be perceived as being associated with the content of these Web sites. We do not and cannot screen all of the content generated by our customers and their marketing partners. As a result, we may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the materials displayed on our customers' sites and on their marketing partners' sites and email messages. For example, if one of our customers is sued for posting information on its Web site that is alleged to be defamatory, we may also be named as a defendant in that legal action based solely on our limited association with that customer's Web site. As a result, we could be involved in legal proceedings and disputes that are costly to resolve. We may also suffer a loss of customers or damage to our reputation harm based on this information or resulting from our involvement in these legal proceedings. Furthermore, some foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

                Risks Related to our Desktop Software Business

Because we rely on sales of our desktop software to a limited number of retailers and distributors, our business could be harmed if these retailers and distributors cease doing business with us or significantly reduce the level of their purchases.

We sell our desktop products principally to a limited number of major retailers and to distributors for resale to retailers. These sales have historically constituted, and may continue to constitute, a majority of our total revenues. Our largest distributor accounted for 34% of our total revenues for the twelve months ended December 31, 1999 and 31% of our total revenues for the six months ended June 30, 2000. Another retailer accounted for 27% and 22% of our total revenues during these same periods. None of our distributors or retailers has a minimum purchase obligation. The loss of, or significant reduction in, sales volume attributable to any of our principal distributors or retail accounts could materially and adversely affect our business. In addition, a majority of our software sales are made through retailers. We could be adversely affected if an alternative channel for distribution of software were to become a major vehicle for distributing software.

Our financial results could be harmed if we are unable to collect outstanding receivables.

Our sales of desktop software products are made on credit terms, and we do not hold collateral to secure payment. We maintain accounts receivable insurance that covers only a portion of our accounts and we may not be able to maintain or increase this insurance on acceptable terms or at all. The inability to collect any significant receivable in a timely manner could adversely affect our financial results.

Significant returns of our desktop software products could adversely affect our reputation, operating results and financial condition.

Distributors and retailers may return our desktop software products according to negotiated terms or pursuant to any promotional terms that may be in effect.
We also provide end-users with a 30-day money-back guarantee. Accordingly, we are exposed to the risk of product returns from retailers, distributors and end-users, particularly during times of product transition. In addition, promotional or other activities of competitors could cause returns to increase sharply at any time. We establish reserves based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of our products and other factors. Product returns that exceed our reserves could materially adversely affect our business.

Our desktop software business depends on third-party service providers, suppliers and facilities.

We rely on third-party service providers to perform most of our customer technical support and product assembly functions for our desktop software products. One independent firm provides substantially all customer technical support for our desktop software products. Our agreement with this firm may be terminated with or without cause on 60 days notice by either party. This firm also provides services to several larger companies, and demands from these companies or other factors could cause this firm to terminate its agreement with us. The unavailability of this firm to perform customer technical support for us would result in significant disruption to our operations, could lead to customer dissatisfaction and could have a material adverse effect on our business and operations. In addition, we rely on two printers for packaging and two assembly houses to assemble and package our desktop software products and have only limited sources for some of our supplies. We do not have contracts with such assembly houses or suppliers. All of our inventory of packaging components is maintained at third-party facilities.
Our ability to assemble and package our products depends on continued relationships with these third parties. The failure of these third-party vendors to continue to provide supplies and services to us on a timely basis, or at all, could adversely affect our business.

Our success depends on postal regulations and availability of postal information.

Our line of mailing software products, which in the aggregate accounted for 16.4% of our total revenues in the year ended December 31, 1999 and 4.2% of our total revenues in the six months ended June 30, 2000, have been developed based on current United States Postal Service regulations. Changes in these regulations, which historically have occurred frequently, could necessitate updating these products or could eliminate or reduce the usefulness of these products, which could adversely affect our operating results. We license, from an independent third-party, address information software used in some of our desktop software products. We may not be able to maintain or renew our relationship with this third party or that the software we license will be error free or perform to our specifications or in accordance with Postal Service regulations. Significant changes in Postal Service regulations or the inability to maintain or renew our license agreement with the independent party on acceptable terms, or at all, could damage our business. We must also obtain Postal Service certification on a bi-monthly basis in order to supply updates to our end-users in a timely manner. We may not be able to continue to secure such certification on a timely basis, if at all, and the failure to do so could damage our business.

                    Risks Related to our Overall Business

We expect to incur significant future operating losses.

We incurred a net loss of $2.2 million for the year ended December 31, 1999 and a net loss of $3.8 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $9.7 million. We expect to incur significant operating losses for the foreseeable future because we anticipate that our operating expenses relating to our email marketing business will increase more quickly than our total revenues. We rely to a significant extent on the revenues and cash flow generated from the sale of our desktop software products to fund the development and expansion of our email marketing strategy. Our ability to continue to do so would be harmed if we were to experience a decline in sales of our desktop software products. Our ability to achieve profitability in the future will depend upon our ability to continue development of new email marketing products and services, enhance our infrastructure and expand our customer base and brand awareness. To achieve these goals, we need to increase spending on product development, sales and marketing and technology. To the extent that our email marketing revenues do not significantly increase as a result of this increased spending, we may not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis in the future.

Our quarterly operating results are subject to significant fluctuations due to many factors, any of which could adversely affect our stock price.

We have experienced, and may continue to experience, significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. These factors include:

* the rate of growth of the use of the Internet as a medium for consumer and business communications and transactions, and the size and rate of growth of the market for email marketing products and services;

* the timing and number of product enhancements and new product and services introductions by us and our competitors;

* the timing and number of email marketing campaigns conducted by our customers;

* the timing and delivery of strategic alliance arrangements;

* changes in pricing policies by us and our competitors;

 * our ability to upgrade and expand our infrastructure;

 * technical difficulties or system downtime affecting use of our email marketing products or services;

 * the seasonal nature of our desktop software business and our email relationship management business;

 * changes in the level of our operating expenses to support our growth;

 * domestic and international regulation of email marketing, including privacy legislation;

 * timing of the receipt of orders for our desktop software products from major retailer and distributor customers;

 * desktop software product returns;

  * cancellations or terminations by retail or distributor accounts;

  * reductions in shelf space for our desktop software products; and

  * delays in shipment of our desktop software products.

Due to these factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of our future performance. In addition, a significant portion of our operating expenses, particularly labor costs and rent, are relatively fixed, and planned expenditures are based, in part, on expectations with regard to future sales. As a result, we will likely be unable, or may elect not to, reduce spending quickly enough to offset any unexpected revenue shortfall. In the event of a revenue shortfall or unanticipated expenses in any given quarter, our operating results may be below the expectations of securities analysts or investors. If this occurs, the market price of our common stock may decline significantly.

Intense competition could impair our ability to grow and achieve profitability.

The market for email marketing products and services is intensely competitive and rapidly evolving. We expect competition to increase significantly in the future because of the attention the Internet has received as a means of advertising and direct marketing and because there are relatively low barriers to entry in our market. We compete directly with publicly traded email service providers such as Digital Impact, MessageMedia and Exactis.com, as well as numerous private companies. We compete with the information technology departments of current and prospective clients who use in-house email systems to manage and deliver email marketing campaigns. We also compete with companies providing software and services for outsourced solutions such as email distribution, list management, reporting and bounce processing, email consulting and campaign analysis.

The market for our desktop software products is also intensely competitive, and is characterized by pressure to reduce prices, capture limited retail shelf space, increase marketing and promotional activity, incorporate new features and release new product versions. The competition for retail shelf space is likely to increase due to the proliferation of software products. Failure to achieve and maintain unit sales volumes may result in loss of shelf space, which may, in turn, lead to further reductions in sales volumes. Existing software companies may broaden or enhance their product lines to compete with our desktop software products, and other potential new competitors, including computer hardware manufacturers, diversified media companies, and small business service companies, may enter or increase their focus on the small business software market, resulting in even greater competition.

Many of our current and potential competitors in both the market for email marketing products and services and the desktop software market have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we have. These competitors may be able to devote significant resources to sales and marketing, adopt more aggressive pricing policies and deliver superior solutions. If we are not able to compete effectively with our current or future competitors, our business would be harmed.

Our current products and services may become obsolete and unmarketable if we are not able to adequately respond to rapidly changing technology and customer demands.

Our industry is characterized by rapid changes in technology and customer demands. As a result, our current products and services may quickly become obsolete and unmarketable. We believe that our future success depends in large part upon our ability to keep pace with competitive offerings and customer requirements, to adapt to new operating systems, hardware platforms, media and industry standards, and to provide additional functionality by enhancing our existing products and services and introducing new products and services on a timely and cost-effective basis. We may be unable to do this due to resource constraints or technological or other reasons. Any failure or delay in adapting to technological advances or emerging industry standards or developing, introducing or marketing new products and services could cause us to lose clients or fail to gain new clients. If this happens, our business could suffer and our stock price could decline.

Our business could be harmed if external coding contractors on which we depend compete with us or are not available to provide us with their coding services.

We generally develop internally the specifications for both new products and updates of our existing products. From time to time, we also license third-party products that are complementary to our core product line. In addition to our own development team, we use an independent firm to assist us with the coding on our email marketing system. While we generally own the code that is developed by these firms, the base code used in developing our brochures and business cards products is owned by the third-party coder. With respect to these products, we hold an irrevocable, non-exclusive license to copy and distribute the executable code compiled from the base code and to make limited modifications. Although the agreements with these firms contain various protective terms, these provisions may not effectively protect our interests and third-party coders may develop or market products that compete with our products or services. Independent coders are in high demand, and independent coders, including those who have developed products for us in the past, may not be available to provide coding services to us in the future. In addition, we may not be able to obtain or renew coding or licensing agreements on favorable terms, or at all.

We are dependent on licensed third-party technologies and we may need to license additional technologies to succeed in our business.

We are highly dependent on technologies we license from third parties to enable us to send email through the Internet and to offer a variety of database management and targeted marketing capabilities. The email marketing industry is rapidly evolving, and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms, or at all. The failure to license these technologies could adversely affect our ability to offer competitive email marketing products and services.

We may not be able to hire and retain the qualified personnel necessary to support our growth.

We depend on the continued services of our key technical, sales and senior management personnel, particularly our president and chief executive officer Gregory W. Slayton, and our chief technical officer, Kentyn Reynolds. Any officer or employee can terminate his or her relationship with us at any time, and we do not maintain key man insurance policies for either Mr. Slayton or Mr. Reynolds. In addition, the future growth of our business will depend to a significant extent on our ability to attract and retain qualified, highly-skilled employees, particularly persons with marketing, Internet and information technology experience. Because of the recent substantial growth in email marketing and Internet related industries, competition for these employees with technical, management, marketing, sales, product development and other specialized skills is intense. We may not be successful in attracting and retaining these personnel.

Our business would suffer if we are not able to manage our growth and implement our email marketing strategy.

We have experienced periods of growth that have placed, and are expected to continue to place, a significant strain on our financial, management, operational and other resources. Our ability to manage growth and execute our email marketing strategy effectively will require us to continue to improve our operational, financial and information management systems and controls on a timely basis. If our management is unable to manage growth, and expand our ability to offer email marketing products and services, our business could be harmed.

Our limited protection of intellectual property and proprietary rights may adversely affect our business.

We rely primarily on a combination of trademarks, copyright and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. These measures may not be adequate to prevent unauthorized use of our proprietary technology and other intellectual property rights. We do not include in our desktop software products any mechanism to prevent or inhibit unauthorized copying. Unauthorized copying occurs frequently within the software industry, and if a significant amount of unauthorized copying of our products were to occur, our business could be adversely affected. In addition, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. Third parties may assert infringement claims against us in the future with respect to current or future products. Use of third-party coders or publishing of licensed products may increase the risk of infringement. In the event that our third-party coders or licensors were to use infringing code in our products, we could be required to pay damages or be subject to an injunction to prevent us from shipping our products. The third-party coders' liability to us for any infringement of copyrights, trade secrets, or patents is contractually limited to amounts received from us.
There has been substantial litigation regarding copyright, trademark and other intellectual property rights in our industry. Any claims or litigation, with or without merit, could be costly to defend or litigate and divert resources and our management's attention. Adverse determinations in any claim or litigation could also require us to pay damages or change our technologies.

Our growth may be impaired and our business may suffer if we do not successfully address risks associated with acquisitions.

As part of our growth strategy, we may pursue the acquisition of businesses, technologies or products that are complementary to our business. Acquisitions involve a number of special risks that could harm our business, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. In particular, the failure to maintain adequate operating and financial control systems or unexpected difficulties encountered during expansion could harm our business.

We have implemented anti-takeover provisions that could delay or prevent a change in control that may offer you a premium.

Various provisions of our certificate of incorporation and bylaws, our stockholder rights plan and Delaware law may have the effect of delaying or preventing changes in control or management, even if the change in control would be beneficial to you. These provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price of our common stock.

                         Risks Related to this Offering

Our stock price has been volatile, and you may not be able to sell your shares at a profit.

The market price of our common stock has been, and is likely to continue to be, volatile. Fluctuations in market price and volume are particularly common among securities of Internet and other technology companies. As a result, you may not be able to resell your shares at a profit. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

 * quarterly fluctuations in our revenues or results of operations;

  * general conditions in the computer software and Internet industries;

  * announcements of new products and services by us or by our competitors;

 * new regulations or interpretations of existing regulations applicable to our email marketing activities;

  * announcements of alliances by us or by our competitors;

  * system slowdowns or failure by us or by our competitors;

  * changes in earnings estimates by securities analysts and in analyst recommendations; and

  * changes in market valuations of other Internet companies.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among others, those listed under "Risk Factors" and in the documents incorporated by reference.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                      WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800- SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec. gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

 * Our Annual Report on Form 10-KSB, as amended, for the year ended
    December 31, 1999, as amended;
 * Our Definitive Proxy Statement, dated April 17, 2000, filed in connection with our annual meeting of stockholders held on May 18, 2000;
 * Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, filed with the SEC on May 12, 2000 and August 14, 2000, respectively;
 * Our Current Reports on Form 8-K filed with the SEC on March 23, 2000, as amended, June 30, 2000 and July 27, 2000; and
 * The description of our common stock contained in ClickAction's Registration Statement on Form 8-A, as filed on May 4, 1995 with the SEC under the Securities Exchange Act of 1934, as amended.

In addition, we incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

You may request a copy of these filings at no cost by writing or telephoning us at:

                               ClickAction Inc.
                          2197 East Bayshore Road
                            Palo Alto, CA 94303
                              (650) 473-3600

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                               USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

                             SELLING STOCKHOLDERS

We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a series of private placement transactions. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

The following table sets forth the name of each selling stockholder, the number of shares owned by each selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each selling stockholder after this offering is completed. None of the selling stockholders has had a material relationship with us within the past three years. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

The percentages of shares owned prior to the offering are based on 12,410,774 shares of our common stock outstanding on August 31, 2000.


                 Shares Beneficially     Number Of Shares  Share Benefically
                 Owned Prior To Offering  Being Offered   Owned After Offering**
                 ----------------------- ---------------- ----------------------
     Name        Number      Percent        Number         Number    Percent
--------------   --------    ---------    ---------------- -------   --------
21st Century
Digital
Industries Fund
, L.P.            500,000         1%         130,000           0        *

Parakletos@
Ventures Fund
2000K, L.P.       142,858         1%         142,858           0        *

Kenneth E. and
Roberta E. Eldred
Revocable Trust
UAD 1-19-90       120,715          *          35,715           0        *

Pogue Capital
International,
Ltd.              143,000          *         143,000           0        *

Catherine M. Heald 32,258          *          32,258           0        *

Banner Partners
Minaret           136,100          *          13,300           0        *

Palo Alto
Crossover Fund,
L.P.               60,000          *          30,000           0        *

William H. Draper III
Revocable Trust    13,200          *           1,200           0        *

Fred M. Gibbons    20,000          *           2,000           0        *

Micro Cap Partners
L.P.              221,400          *          22,000           0        *

Micro-Mousse
Partners, L.P.     24,600          *           2,600           0        *

Edwards Foundation    400          *             400           0        *

Edwards Charitable
Trust                 600          *             600           0        *

Majesty I, L.P.    71,000          *          71,000           0        *

Michael V.
Cimmarrusti         4,000          *           4,000           0        *

Wildwood Partners,
LLC                85,715          *          85,715           0        *


*Less than 1%
** Assumes the sale of all offered shares

                         PLAN OF DISTRIBUTION

The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

 * a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

 * purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;
 * an exchange distribution in accordance with the rules of an exchange;

 * ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

 * privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

* the name of each selling stockholder and of the participating broker-dealer(s);
* the number of shares involved;
* the price at which the shares were sold;
* the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
* that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
* other facts material to the transaction.


     From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

     The selling stockholders may enter into hedging transactions with broker-dealersin connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

     We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have agreed to maintain the effectiveness of this registration statement until the earlier of July 6, 2001, such time as all the shares covered by this registration statement have been sold, or until each selling stockholder can sell all of the shares it holds within a given three month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                              LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for ClickAction by Orrick, Herrington & Sutcliffe LLP, Sacramento, California.

                               EXPERTS

The financial statements of ClickAction Inc. and subsidiary, formerly known as MySoftware Company, as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.